SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13E-3

(Amendment No. 7)

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Xstelos Holdings, Inc.
(Name of the Issuer)

Xstelos Holdings, Inc.
Jonathan M. Couchman
(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

984164103
(CUSIP Number of Class of Securities)

Jonathan M. Couchman
Chief Executive Officer
630 Fifth Avenue
Suite 2260
New York, New York 10020
(212) 729-4962
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

Table of Contents

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$888,885.00	$97.86

*
For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of approximately $888,885 by the Issuer in lieu of fractional shares immediately following a 1-for-2,000 reverse stock split to holders of fewer than 2,000 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $1.37 per pre-split share and 648,821 pre-split shares, the estimated aggregate number of shares held by such holders.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2014 issued by the Securities Exchange Commission on August 30, 2013.

☒
Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $97.86
Form or Registration No.: Schedule 13E-3 (File No. 005-86816)	Date Filed: August 28, 2013

ii

INTRODUCTION

This Amendment No. 7 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, jointly by (i) Xstelos Holdings, Inc., a Delaware corporation (the “Company”); and (ii) Jonathan M. Couchman, the Company’s Chairman of the Board, President, Chief Executive Officer and Chief Operating Officer, in connection with a proposed transaction to deregister the Company’s shares of common stock, par value $0.001 per share (the “Common Stock”), under the federal securities laws. This Amendment No. 7 is being filed as a final amendment to the Schedule 13E-3 to report the results of the Rule 13E-3 transaction described below.

The Schedule 13E-3 was initially filed with the SEC on August 28, 2013 and was subsequently amended by Amendment No. 1 filed on October 8, 2013, Amendment No. 2 filed on October 29, 2013, Amendment No. 3 filed on November 6, 2013, Amendment No. 4 filed on November 22, 2013, Amendment No. 5 filed on November 25, 2013, and Amendment No. 6 filed on December 13, 2013.

On December 23, 2013, the Company filed amendments to its Certificate of Incorporation, as amended (the “Certificate of Incorporation”) that (i) effectuated a 1-for-2,000 reverse stock split (the “Reverse Stock Split”) of its outstanding shares of Common Stock, whereby each share of the Company’s Common Stock outstanding immediately prior to the Reverse Stock Split was converted into one two thousandth (1/2,000) of a share of post-reverse-split stock and (ii) immediately following the Reverse Stock Split, effectuated a 2,000-for-1 forward stock split, whereby each share of post-reverse-split stock was converted into two thousand (2,000) shares of Common Stock (the “Forward Stock Split” and together with the Reverse Stock Split, the “Reverse/Forward Stock Split”).  The amendments to the Certificate of Incorporation were approved by the Company’s Board of Directors on August 13, 2013 and by the affirmative vote of a majority of the Company’s stockholders at the Special Meeting of stockholders held on December 23, 2013.

Based on the information available to the Company as of the date hereof, the Reverse/Forward Stock Split reduced the number of record holders of the Common Stock to fewer than 300. The Company will file a Form 15 with the SEC to terminate registration of the Common Stock under Section 12(g) of the Exchange Act and to suspend its reporting obligations under the Exchange Act.  Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, will be suspended.  The deregistration is expected to become effective 90 days after filing of the Form 15.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Xstelos Holdings, Inc.

Date: December 24, 2013	By:	/s/ Jonathan M. Couchman
Jonathan M. Couchman
President and Chief Executive Officer

	By:	/s/ Jonathan M. Couchman
Jonathan M. Couchman